Filed Pursuant to Rule 433
Registration Statement No. 333-144796
Pricing Term Sheet
May 29, 2009

Terex Corporation

$150,000,000 aggregate principal amount of

4.00% Convertible Senior Subordinated Notes due 2015

This term sheet to the preliminary prospectus supplement dated May 27, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Terex Corporation
Ticker:	TEX (NYSE)
Principal Amount:	$150,000,000
Over-allotment Option:	$22,500,000
Security Description:	4.00% Convertible Senior Subordinated Notes due 2015
Form of Registration:	Registered
Face Amount:	$1,000 per Convertible Note
Price to Public:	100% of Face Amount
Underwriting Discount:	3.000%
Net Proceeds to issuer, after deducting underwriting discounts but before other offering expenses:	$145,500,000 ($167,325,000 if the over-allotment option is exercised in full), before expenses relating to the offering
Trade Date:	May 29, 2009
Settlement Date:	June 3, 2009 (T+3)
Maturity:	June 1, 2015
Call Protection:	Non-call Life
Interest Payment Dates:	Semi-annually in arrears on each June 1 and December 1, commencing on December 1, 2009
Coupon:	4.00%
Common Reference Price:	$13.00
Conversion Price (approximate):	$16.25
Conversion Ratio per Bond:	61.5385
Contingent Convertibility Threshold:	130%

CUSIP:	880779 AV5
ISIN:	US880779AV56
Joint Book-Running Managers:	UBS Securities LLC Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc.
Lead Manager:	ABN AMRO Incorporated
Co-Managers:	Calyon Securities (USA) Inc. Commerzbank Capital Markets Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co., Incorporated

Adjustment to Shares Delivered upon Conversion upon Certain Fundamental Changes.

If holder elects to convert notes in connection with a make-whole fundamental change, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock, as described below.

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Stock price on fundamental change date

Effective date	$13.00	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00
6/3/2009	15.3846	11.6174	8.5316	6.4910	5.0687	4.0344	3.2558	2.6532	1.7920	1.2182	0.8198	0.5370	0.1895
6/1/2010	15.3846	11.4136	8.1992	6.1242	4.7158	3.7150	2.9760	2.4125	1.6192	1.0968	0.7360	0.4802	0.1661
6/1/2011	15.3846	11.1181	7.6991	5.5834	4.2017	3.2540	2.5749	2.0695	1.3746	0.9249	0.6160	0.3970	0.1279
6/1/2012	15.3846	10.6639	6.9826	4.8220	3.4906	2.6278	2.0400	1.6200	1.0643	0.7135	0.4732	0.3017	0.0885
6/1/2013	15.3846	9.8125	5.8116	3.6508	2.4473	1.7457	1.3120	1.0253	0.6704	0.4521	0.2997	0.1878	0.0436
6/1/2014	15.3846	8.0003	3.6805	1.7505	0.9279	0.5764	0.4146	0.3262	0.2240	0.1561	0.1042	0.0627	0.0007
6/1/2015	15.3846	5.1282	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case the following shall apply:

(1)

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

(2)

If the stock price is greater than $60.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

(3)

If the stock price is less than $13.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 76.9231 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

In addition, if a holder of notes elects to convert its notes prior to the effective date of any fundamental change, and the fundamental change does not occur, such holder will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Concurrent Offerings of Common Stock and Senior Notes due 2016

On May 28, 2009, we commenced two separate offerings: a public offering of 11,000,000 shares of Common Stock (12,650,000 shares if the underwriters exercise their over-allotment option in full) and an offering of $300 million aggregate principal amount of 10.875% Senior Notes due 2016 (together, the “Concurrent Offerings”).  The Senior Notes were sold at 97.633% of their face amount and therefore carry original issue discount.  Assuming no exercise of the underwriters’ over-allotment option with respect to the offering of common stock, the net proceeds of the Concurrent Offerings, after deducting the underwriting discount and estimated expenses, will be approximately $424.1 million.  The closing of this convertible notes offering is conditioned on the closing of the Concurrent Offerings.

Ratio of Earnings to Fixed Charges

The as adjusted ratio of earnings to fixed charges for this offering and the Concurrent Offerings and the assumed application of the net proceeds thereof would have been 2.6 to 1.0 for the year ended December 31, 2008 and the amount of earnings deficiency for coverage of fixed charges for the three months ended March 31, 2009 would have been $108.5 million.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll free at 1-888-827-7275 or Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.